UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 29, 2007

SOUTHERN STAR CENTRAL CORP.

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(Exact name of registrant as specified in its charter)

Delaware	333-110979	04-3712210
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4700 Highway 56, Owensboro, KY 42301	42301
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (270) 852-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 C.F.R. 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 C.F.R. 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 C.F.R. 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 C.F.R. 240.13e-4(c))

Item 7.01.   Regulation FD Disclosure.

Southern Star Central Corp. issued a notice of full redemption to the holders of its 8.50% Senior Secured Notes due 2012 (the "Notes") on June 19, 2007 calling all remaining Notes. The CUSIP number for the Notes is 843830AB6. Upon redemption, holders will receive 104.250%, plus accrued interest on the principal amount being redeemed to the redemption date of the Notes, or August 1, 2007.

Copies of the Notice of Redemption may be obtained from Deutsche Bank Trust Company Americas by calling 1-800-735-7777.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN STAR CENTRAL CORP.

Date: July 2, 2007

/s/ Susanne W. Harris

Susanne W. Harris
Vice President, Chief Financial Officer
and Treasurer